Filed by CH2M HILL Companies, Ltd.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: CH2M HILL Companies, Ltd.

Commission File No. 000-27261

This filing relates to the proposed merger of CH2M HILL Companies, Ltd., a Delaware corporation (“CH2M”) with and into Basketball Merger Sub Inc. (“Merger Sub”), a Delaware corporation and a wholly-owned subsidiary of Jacobs Engineering Group, Inc., a Delaware corporation (“Jacobs”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of August 1, 2017, by and among CH2M, Merger Sub and Jacobs.

Frequently Asked Questions and Answers
 about the Transaction with Jacobs

We have been accumulating questions received related to our August 2, 2017 announcement of our proposed acquisition by Jacobs.  To ensure we are communicating with similar information and on substantially the same basis, questions are being categorized into general themes as we are not able to respond to each individual question.

We understand that you want answers.  Many of your questions will be answered in detail in the definitive proxy statement/prospectus that will be delivered to stockholders, and therefore will not be answered substantively in this Frequently Asked Questions document.  For example, questions regarding the specific mechanics of what happens to various forms of CH2M stock — stock options, restricted stock, restricted stock units, phantom stock, stock appreciation rights, etc. — and associated tax scenarios will be answered in the definitive proxy statement/prospectus.  An initial proxy statement/prospectus will be filed with the SEC, and when the definitive proxy statement/prospectus is approved by the SEC, stockholders will have at least 20 business days to review its contents, including the frequently asked questions set forth therein, following the filing.  Importantly, once the definitive proxy statement/prospectus is filed with the SEC, other communication streams and channels will be utilized to help you understand the detailed information set out in the proxy statement/prospectus.

There are times when we don’t have (and may not have for some time) answers to your questions, or you may have questions that pertain to hypothetical decisions or scenarios, and therefore we are not in a position at this time to provide an answer.  However, when we do have additional answers to questions that we can provide in this Frequently Asked Questions document, we will respond via updates, which will be filed with the SEC and posted at ir.ch2m.com.  An alert will be sent when information is made available.  If you haven’t already, please sign up to receive alerts at ir.ch2m.com to be notified when updated Frequently Asked Questions or other information is posted.  You are also encouraged to review the FAQs that were posted when the Merger Agreement was announced.

Section 1 — Stock/Proxy

1.              Q: What happens to my stock options at transaction close? [Posted 8/29/2017]

A:                                   The specific mechanics of what happens to stock options, including with respect to payments associated with such stock options, will be set forth in detail in the definitive proxy statement/prospectus that will be delivered to stockholders of CH2M.  The definitive proxy statement/prospectus will also provide information related to taxes associated with the treatment of stock options under the Merger Agreement.  Please note, except for stock options set to expire or terminate before transaction close (see answer to Section 1 - Stock, Question 2, below), stock option holders do not need to take any action to preserve such options for purposes of receiving the cash payment consideration that will be determined in accordance with the terms of the Merger Agreement.  Stock option holders are encouraged to review the Merger Agreement, and the definitive proxy statement/prospectus when provided, and to seek their own financial and/or tax planning advice.

2.              Q: Does an employee forfeit any stock options by leaving the company before CH2M’s acquisition by Jacobs is complete? [Posted 8/29/2017]

A:                                   Yes.  Regardless of the reason for the termination of employment, any unvested stock options will be forfeited on the employee’s date of termination and will be canceled.

Except in instances of retirement, disability or death (as defined in the 2009 Amended and Restated Stock Option Plan), if an employee’s employment is or was terminated voluntarily or involuntarily, the individual will have three (3) months from the termination of employment date in which to exercise any vested stock options.  The individual must exercise those stock options before the three (3) month period expires if the deadline will be before the transaction close date.  If such three (3) month period extends to or beyond the transaction close date and the vested stock options are not exercised prior to the transaction close date, then the vested stock options will be treated in accordance with the Merger Agreement.  (See answer to Section 1 — Stock, Question 1, above.)  Stock options that are set to expire or terminate prior to transaction close that are not exercised prior to expiration or termination will be forfeited and canceled on the applicable expiration or termination date.

For an employee whose termination of employment results or resulted from retirement, disability or death (as defined in the 2009 Amended and Restated Stock Option Plan), the individual (or the individual’s estate) has one (1) year from the termination of employment date in which to exercise any vested stock options.  Such an individual must exercise those Stock Options before the one (1) year period expires if the deadline will be before the transaction close date.  If such one (1) year period extends to or beyond the transaction close date and the vested stock options are not exercised prior to the transaction close date, then the vested stock options will be treated in accordance with the Merger Agreement.  (See answer to Section 1 — Stock, Question 1, above.)  Again, stock options that are set to expire or terminate prior to transaction close that are not exercised prior to expiration or termination will be forfeited and canceled on the applicable expiration or termination date.

3.              How will stock options be handled for those that have recently resigned from the company and have 3 months to exercise their options, both as it relates to vested and non-vested options? [Posted 8/29/2017]

A:            See answer to Section 1 — Stock, Question 2, above.

4.              Q: Does an employee forfeit any restricted stock or restricted stock units by leaving the company before CH2M’s acquisition by Jacobs is complete? [Posted 8/29/2017]

A:                                   Yes.  Regardless of the reason for the termination of employment, any unvested restricted stock or restricted stock units will be forfeited on the employee’s date of termination and will be canceled.

5.              Q: What happens to my stock appreciation rights (SARs) at transaction close? [Posted 8/29/2017]

A:                                   The specific mechanics of what happens to stock appreciation rights (SARs), including with respect to payments associated with such SARs, will be set forth in detail in the definitive proxy statement/prospectus that will be delivered to stockholders of CH2M.  The definitive proxy statement/prospectus will also provide information related to taxes associated the treatment of SARs under the Merger Agreement.  SAR holders are encouraged to review the Merger Agreement, and the definitive proxy statement/prospectus when provided, and to seek their own financial and/or tax planning advice.

6.              Q: When is the next CH2M stock trade? [Posted 8/29/2017]

A:                                   As previously announced and in light of our proposed transaction with Jacobs, no further internal market or quarterly trades of CH2M stock will take place. We expect this transaction to close before the end of this calendar year, but we cannot yet predict exactly when.

7.              Q: How does the payment of consideration in 60% cash / 40% Jacobs stock work?  What does this mean exactly, how do I choose, when do I choose, etc.? [Posted 8/29/2017]

A:                                   The specific mechanics of what happens to directly held CH2M stock, equity plan stock, and stock in benefit plans (e.g., the 401(k) Plan, Deferred Compensation Plan, Senior Executive Retirement and Retention Plan, the ISVEU Plan, etc.) under the Merger Agreement, including with respect to consideration to be received and any elections to be made, will be set forth in detail in the definitive proxy statement/prospectus that will be delivered to stockholders of CH2M.  The definitive proxy statement/prospectus will also provide information related to various tax scenarios associated with the Merger Agreement.  Stockholders and plan participants are encouraged to review the Merger Agreement, and the definitive proxy statement/prospectus when provided, and to seek their own financial and/or tax planning advice.

8.              Q: Will CH2M stockholders be taxed at closing on the sales of shares held directly, including for proceeds received in Jacobs stock? [Posted 8/29/2017]

A:                                   The definitive proxy statement/prospectus will provide information related to various tax scenarios associated with the Merger Agreement.  Stockholders are encouraged to review the Merger Agreement, and the definitive proxy statement/prospectus when provided, and to seek their own financial and/or tax planning advice.

9.              Q: Will CH2M shareholders be taxed on proceeds from the sale of shares within the 401(k)? [Posted 8/29/2017]

A:                                   The definitive proxy statement/prospectus will provide information related to various tax scenarios associated with the Merger Agreement.  Stockholders are encouraged to review the Merger Agreement, and the definitive proxy statement/prospectus when provided, and to seek their own financial and/or tax planning advice.

10.       Q: If I want to know more information about Jacobs and the proposed transaction, where do I find it? [Posted 9/12/2017]

A:                                   In addition to the public filings with the U.S. Securities and Exchange Commission, there also is a lot of information available through the CH2M Investor Relations site and posted on the CH2M Virtual Office.  You may also obtain additional information about the transaction at www.Jacobs.com/CH2M.  We encourage you to read the information that has been, and will be, made available to you to learn as much as possible about the proposed transaction and Jacobs.

11.       Q: When can we expect the proxy to be released? [Posted 9/12/2017]

A:                                   We expect the initial proxy statement/prospectus to be filed with the U.S. Securities and Exchange Commission, or SEC, by the end of September 2017, and the definitive proxy statement/prospectus to be mailed to stockholders following clearance by the SEC.

12.       Q: What type of information should we plan to see within the proxy? [Posted 9/12/2017]

A:                                   The proxy statement will contain material information regarding CH2M, Jacobs and the proposed transaction with Jacobs so that CH2M’s stockholders can make an informed decision on how to vote with respect to the approval of the merger and certain other related matters that will be described in the proxy statement. The key transaction documents and other documents relating to the stockholders’ vote and receipt of the cash and Jacobs stock in exchange for your CH2M shares will be included with the proxy statement. Letters containing instructions and explanations will accompany the proxy statement, and are similar to the letters that accompany the annual proxy statement CH2M mails to its stockholders each year.

13.       Q: If we do not understand information published in the proxy, how and to whom do we ask questions? [Posted 9/12/2017]

A:                                   The proxy statement will contain information for certain parties you may contact, depending on the nature of your question.

14.       Q: How do I update my contact information to make sure I receive my proxy materials? [Posted 9/12/2017]

A:            Please refer to Section 6 for more information on updating your contact information.

Section 2 - Integration

1.              Q: I have heard about integration planning and the Integration Management Office — what does that mean and what can I expect? [Posted 8/29/2017]

A:                                   Between now and when the transaction closes, we remain two separate, independent companies.  Right now, some initial planning is happening for the post-closing period.  If approved, once we begin integration following the transaction close date, we’ll be bringing together the fabric of two large companies — a complex process that involves both companies’ operations, IT systems, HR, finance, legal, sales, procurement, real estate, policies and procedures, culture, brand and people.  Once we begin integration after the closing, it may take up to two years to fully integrate our organizations.

To manage integration planning and post-closing integration, Jacobs has established an Integration Management Office (IMO), and key leaders from both companies have been selected to manage the process, set key planning milestones and make the integration as effective as possible after closing.  We have announced that Lisa Glatch, EVP CH2M Integration Planning, and Gary Mandel, EVP Jacobs Integration Planning, are responsible for the IMO.  You can expect regular communications as progress is made with the planning and, after the transaction closes, integration.

See also “What are the plans for integrating the two companies? Who will lead the integration effort?” and “What happens next, between now and completion of the transaction?” in the FAQs that were posted when the merger agreement was announced.

Section 3 — Benefits

1.              Q: Does the announcement of the proposed acquisition of CH2M by Jacobs result in any employee benefit plan changes for any of our global employees? [Posted 8/29/2017]

A:                                   We do not expect this transaction to result in any changes to our employee’s compensation or benefit plans at this time, but Jacobs, with input from CH2M, will be evaluating our current compensation programs and benefits offerings and will provide updates as information becomes available.  See also “What will happen to my pay and benefits?” in the FAQs that were posted when the merger agreement was announced.

2.              What will become of the 401(k) Plan for US employees? [Posted 8/29/2017]

A:                                   We do not expect this transaction to result in any changes to our employee’s compensation or benefit plans at this time, but Jacobs, with input from CH2M, will be evaluating our current compensation programs and benefits offerings and will provide updates as information becomes available.

3.              Q: How will the CH2M stock in my 401(k) Plan account be handled? [Posted 8/29/2017]

A:                                   The specific mechanics of what happens to CH2M stock that is held in the 401(k) Plan under the Merger Agreement, including with respect to consideration to be received and elections to be made, will be set forth in detail in the definitive proxy statement/prospectus that will be delivered to 401(k) Plan participants and stockholders.  The definitive proxy statement/prospectus will also provide information related to various tax scenarios associated with the Merger Agreement.  401(k) Plan participants are encouraged to review the Merger Agreement, and the definitive proxy statement/prospectus when provided, and to seek their own financial and/or tax planning advice.

4.              Q: Will I have to make changes in my 401(k) Plan account through Fidelity to transfer my current CH2M stock holdings to something else? [Posted 8/29/2017]

A:                                   We currently anticipate that you will be permitted to make the same changes to your 401(k) Plan account through Fidelity that you were permitted to make prior to entry into the Merger Agreement until the transaction close date.  In the event a blackout period becomes necessary to facilitate the transaction, we will timely notify you of the blackout period.  If CH2M stockholder and regulatory approval of the Merger Agreement occurs, then after closing, following the conversion of CH2M stock in the 401(k) Plan in accordance with the terms of the Merger Agreement, 401(k) Plan participants will be able to manage their investments and reallocate assets between the available investment options, including with respect to diversification out of Jacobs stock.

5.              Q: When will the Q2 2017 US 401(k) match be made? Will it be made in stock or cash? [Posted 8/29/2017]

A:                                   The Q2 2017 company match in the 401(k) Plan was made in cash.  The Q2 2017 company match was deposited to eligible participants’ 401(k) accounts on Friday, August 18, 2017.  The cash company matching contribution was allocated to the same investment options a participant has directed his or her paycheck deferrals to.  A 401(k) Plan participant can log into www.401k.com to change how his or her paycheck deferrals and cash company matching contributions are allocated between the available investment options.

6.              What will happen to the CH2M and OMI retiree medical benefits?  Will the retiree medical benefits continue after closing? [Posted 8/29/2017]

A:                                   We do not expect this transaction to result in any changes to our employee’s compensation or benefit plans at this time, but Jacobs, with input from CH2M, will be evaluating our current benefits offerings and will provide updates as information becomes available.

7.              Q: CH2M has a number of professionals for whom flexible work schedules and the ability to work remotely is important for work-life balance. Does Jacobs have a policy that allows for flexible work schedules and the ability to work remotely? [Posted 9/12/2017]

A:                                   Just like we do, Jacobs considers a flexible working environment an important mechanism in delivering long-term retention and has a variety of flexible working arrangements across its businesses around the world.

Jacobs knows that if the Merger Agreement is approved by stockholders and regulatory agencies, retaining our employee talent is vital to the success of the combined company. And, consistent with the aim of integration planning, Jacobs is eager to learn in the coming months more about provisions each company has in place to foster healthy and productive work-life balance to the advantage of employees, clients and business.

8.              Q:  What happens if I have a currently pending sale request in my 401(k) account? [Posted 9/12/2017]

A:                                   As previously announced, and in light of our proposed transaction with Jacobs, no further internal market or quarterly trades of CH2M stock will take place. We expect this transaction to close before the end of this calendar year, but we can’t yet predict exactly when.  If the Merger Agreement is approved by stockholders and regulatory agencies, CH2M stock sell orders that have been placed at Fidelity and currently are pending within the 401(k) plan will be canceled upon closing of the transaction.  If the acquisition of CH2M by Jacobs is not approved and therefore doesn’t close, your sell order will remain pending at Fidelity to be executed during the next CH2M internal market trade window established by the CH2M Board of Directors unless you revoke such sell order by contacting Fidelity at (800) 835-5098.

9.              Q: Will we have benefits open enrollment for CH2M employees in the U.S. in the Fall of 2017?  What about benefits enrollment periods in other countries? [Posted 9/12/2017]

A:                                   We don’t expect this transaction to result in any changes to our employee’s compensation or benefit plans at this time, but Jacobs, with input from CH2M, will be evaluating our current compensation programs and benefits offerings in connection with planning for integration post-closing and will provide updates as information becomes available. As a result, we are proceeding with our typical benefits enrollment periods at this time. For example, the U.S. open enrollment period usually conducted in October will proceed in the normal course.  Until further information is available, benefits enrollment periods in other countries will continue in the normal course while being evaluated.

10.       Q: I have not used my U.S. floating holiday in 2017. Do I need to use it prior to the transaction close or can I use it as normal (sometime before mid-December)? [Posted 10/10/2017]

A:                                   You do not have to use your U.S. floating holiday prior to the transaction close. You must, however, use it no later than Friday, December 15, 2017, which aligns with the normal cut off period for using your floating holiday.

11.       Q:  Where can I find information about the Severance Pay Plan that will remain in effect for CH2M employees for one year after the close of the transaction? [Posted 10/10/2017]

A:                                   You can find the US Severance Pay plan here by going to the Virtual Office. Click the Employee Solution Center tab and then use the search function to find the U.S. Severance Pay Plan. For employees outside the U.S., statutory or contractual severance will be adhered to after the close of the transaction, as is the case today.

12.       Q:  CH2M frequently has a “soft close” in the US and in other countries in late December. Will we continue this practice for 2017? [Posted 10/10/2017]

A:                                   Business, country and functional need dependent, CH2M will continue its practice of a “soft close” during the weeks of December 18, 2017 and December 25, 2017.  We do anticipate this may be a busier time of year than usual due to the potential close of the transaction, and as such we would also anticipate that employees will need to be more flexible in scheduling time off.  We encourage employees to rest and recharge during the end of the year holiday season, and to work with their supervisors in scheduling that time off. Jacobs follows a similar practice.

13.       Q: The previous answers to several Q&As stated employee benefit plans will remain substantially similar in the aggregate, for at least one year following the completion of the transaction.  Also, it was stated that the announcement of the proposed transaction wasn’t expected to result in any changes to benefit plans at this time.  Now that several weeks have passed, can you provide any further detail regarding what this means?  [Posted 10/10/2017]

A:                                   While employee benefit plans are always subject to change at the Company’s discretion, Jacobs has communicated to CH2M that it is Jacobs’ intent to maintain the CH2M medical and dental programs for the remainder of 2017 and 2018. If the agreement with Jacobs is approved by CH2M stockholders and regulatory agencies and the transaction closes, the combined company will review the U.S. benefit programs during 2018 and will target offering integrated employee benefit plans beginning January 1, 2019.  In other countries, the timing of employee benefit plan integration may occur sooner or later depending on multiple factors, such as applicable local employment laws, required notices, employment contracts, renewal dates, etc.  If, post-closing, the combined company determines there are certain programs or holiday schedules that make sense to integrate sooner than our current expectations, we will communicate such decisions at that time.

14.       Q: Will Jacobs allow U.S. Paid Time Off (PTO) banks to rollover?  What about paid vacation and sick time in other countries?  [Posted 10/10/2017]

A:                                   For U.S. employees, if the agreement with Jacobs is approved by CH2M stockholders and regulatory agencies and the transaction closes, your current accrued but unpaid paid time off will be carried over when the transaction closes if you continue to be employed with the combined company following the closing of the transaction.  The Merger Agreement provides that, in the event employees are, post-close, placed onto Jacobs’ paid time off or vacation policy, program, plan or arrangement, Jacobs will either continue to recognize any paid time off balance theretofore accrued with CH2M or, in lieu of such recognition, make a cash payment to the employee in an amount equal to any such accrued paid time off forfeited.  In other countries, the local requirements and practices vary, and decisions will be made as necessary and appropriate to ensure compliance with local labor laws and employment contracts.

15.       Q: What will happen to the INC, IDC and OMI defined benefit pension plans after the closing of the transaction?  [Posted 10/10/2017]

A:                                   The three defined benefit pension plans sponsored by CH2M have been frozen for most employees for quite some time.  If the agreement with Jacobs is approved by CH2M stockholders and regulatory agencies and the transaction closes, we do not expect this transaction to result in any changes to the three defined benefit pension plans, but as part of the IMO planning stage, Jacobs and CH2M will be evaluating our current benefits plans and will update you as information becomes available.

Certain union employees may still be accruing defined benefit pension plan benefits under the OMI defined benefit pension plan based on their governing collective bargaining agreement. Any changes to such accruals would be subject to collective bargaining with the unions.

If you are a participant in the INC, IDC or OMI defined benefit pension plans, for more information on your defined benefit pension plan benefits, you can contact the CH2M HILL Pension Service Center at (888) 482-6632.

Section 4 — PDSPP

1.              Q:  What is the status of the Payroll Deduction Stock Purchase Plan (PDSPP)? [Posted 8/29/2017]

A:                                   CH2M is terminating the current offering period under the PDSPP and will be refunding credited PDSPP deductions to participants.  If the agreement with Jacobs is approved by stockholders and regulatory agencies, the PDSPP will terminate at the transaction closing date.  CH2M has discontinued payroll deductions in relation to the PDSPP, and participants with credited PDSPP deductions can expect to receive a refund of those credited deductions no later than September 30, 2017.

Section 5 — DCP/SERRP/ISVEU

1.              Q: What happens to the cash (non-CH2M common stock) portion of my Deferred Compensation Plan balance after the acquisition closes? [Posted 8/29/2017]

A:                                   The acquisition will have no impact on the cash portion of your balance. The cash in your account will continue to be valued according to your investment elections.

2.              Q: What happens to my distribution elections after the acquisition closes? [Posted 8/29/2017; Updated 9/12/2017]

A:                                   It depends.  Generally, we do not expect this transaction to result in any immediate changes to our employee benefit plans at this time, but Jacobs, with input from CH2M, will be evaluating our current benefits offerings and will provide updates as information becomes available.  However, if the Merger Agreement is approved by CH2M stockholders and regulatory agencies, then for employee participants who experience a separation from service within two years following the close of the transaction, the participant will become 100% vested in his or her account and payment of his or her entire account will be made on a lump sum basis as soon as practical after termination of employment (and in any event within 60 days after the termination of employment date).  If the DCP is terminated at some date after transaction close, each participant’s account shall become immediately due and payable, and a lump sum payout to participants of their accounts will occur.  In the event of a termination of the DCP, distributions and the timing of payments to DCP participants will be dictated by the terms of the DCP and applicable laws and regulations.

3.              Q: Will the acquisition impact my Deferred Compensation Plan distributions from the plan if I am already in payment stream? [Posted 8/29/2017]

A:                                   It depends.  Generally, we do not expect this transaction to result in any immediate changes to our employee benefit plans at this time, but Jacobs, with input from CH2M, will be evaluating our current compensation programs and benefits offerings and will provide updates as information becomes available.  However, if the Merger Agreement is approved by CH2M stockholders and regulatory agencies, and if the DCP is terminated at some date after transaction close, each participant’s account shall become immediately due and payable, and a lump sum payout to participants of their accounts will occur, including for participants already in payment stream.  In the event of a termination of the DCP, distributions and the timing of payments to DCP participants will be dictated by the terms of the DCP and applicable laws and regulations.

4.              Q: What happens to my Deferred Compensation Plan balance if I separate from service after the acquisition closes? [Posted 8/29/2017; Updated 10/10/2017]

A:                                   If the Merger Agreement is approved by CH2M stockholders and regulatory agencies, and assuming the DCP is not terminated, then for employee participants who experience a separation from service (other than for Cause) within two years following the close of the transaction, the participant will become 100% vested in his or her account and payment of his or her entire account will be made on a lump sum basis as soon as practical after termination of employment (and in any event within 60 days after the termination of employment date), unless you are a “specified employee” under Section 409A of the Internal Revenue Service Code.

5.              Q: Will the tax treatment of Deferred Compensation Plan distributions change after the acquisition closes? [Posted 8/29/2017]

A:                                   No, the tax treatment of DCP distributions will continue to be governed by IRS taxation rules, and will not change.   Taxes will be withheld from distributions at supplemental tax rates per IRS and state tax regulations.  Total taxes actually paid at the time a participant files his or her taxes will vary based on individual income tax brackets.  DCP participants are encouraged to seek their own financial and/or tax planning advice.

6.              Q: Will I be able to roll my Deferred Compensation Plan balance into another retirement plan after the acquisition closes? [Posted 8/29/2017]

A:                                   No, DCP balances cannot be rolled tax-free into any other plan under any circumstances because IRS regulations prohibit it. There is no specific provision in the Tax Code that allows a non-qualified plan balance to be rolled over on a tax-free basis. Only balances from qualified plans, such as a 401(k), can be rolled over to other qualified plans on a tax-free basis.

7.              Q: What happens to my Deferred Compensation Plan account if the plan is terminated? [Posted 8/29/2017]

A:                                   At this time, there has been no decision made as to whether the DCP will be continued, frozen or terminated.  We do not expect this transaction to result in any immediate changes to our employee benefit, but Jacobs, with input from CH2M, will be evaluating our current compensation programs and benefits offerings and will provide updates as information becomes available.

8.              Q: How will my shares in the Deferred Compensation Plan (DCP) and/or Supplemental Executive Retirement and Retention Plan (SERRP) be voted? And will I be able to make an election for the stock held in my DCP and/or SERRP account(s)? [Posted 9/12/2017]

A:                                   Information regarding the voting and election of shares registered in the name of the DCP/SERRP trust will be set out in the definitive proxy statement/prospectus to be mailed to stockholders following clearance by the SEC.

9.              Q: How will my International Share Value Equivalent Units (ISVEUs) be voted? And will I be able to make an election for my International Share Value Equivalent Units (ISVEUs)? [Posted 9/12/2017]

A:                                   Information regarding the voting and election of shares registered in the name of the ISVEU plan trust will be set out in the definitive proxy statement/prospectus to be mailed to stockholders following clearance by the SEC.

Section 6 — Updating Information

1.              Q: If I am a CH2M stockholder, who do I contact to ensure my ownership account information is up to date? [Posted 8/29/2017]

A:                                   Computershare

Purpose: To change contact, deposit and account information related to CH2M directly held stock, stock options, restricted stock, and Phantom Stock/SARs and ISVEUs.

Hours of Operation: Monday-Friday, 3:00 AM EDT to 9:15 PM EDT

Phone: 1.844.549.2426 (CH2M) (Toll Free)

Phone: 1.781.575.3087 (International)

Web: www.computershare.com/ch2m

2.              Q: If I am a participant in the 401(K) Plan, who do I contact to ensure my account information is up to date? [Posted 8/29/2017]

A:                                   Who: Fidelity Investments

Purpose: To change contact information related to your 401(k) account.

Phone: 1.800.835.5098 or via their website

3.              Q: If I am a participant in the Deferred Compensation Plan (DCP), who do I contact to ensure my account information is up to date? [Posted 8/29/2017]

A:                                   Who: Newport’s Participant Service Center

Purpose: To change contact information related to your Deferred Compensation Plan (DCP) account.

Phone: 1.800.230.3950

4.              Q: If I am a participant in the Senior Executive Retirement and Retention Plan (SERRP), who do I contact to ensure my account information is up to date? [Posted 8/29/2017]

A:                                   Who: Newport’s Participant Service Center

Purpose: To change contact information related to your Deferred Compensation Plan (DCP) account.

Phone: 1.800.230.3950

5.              Q: Who do I contact to receive CH2M investor relations information and to sign-up to receive CH2M investor relations alerts? [Posted 8/29/2017]

A:                                   Who: CH2M Investor Relations website

Purpose: To receive the latest CH2M investor relations information and to sign-up to receive ir.ch2m.com email alerts.

Please sign up to receive alerts at ir.ch2m.com to be notified of new information.

To change your email address already on file at ir.ch2m.com, please “unsubscribe” from emails received from CH2M Stockholder, and sign up per the above with a new email address

6.              Q: Who do I contact to update my contact information of file with CH2M? [Posted 8/29/2017]

A:                                   Who: EmployeeConnect

Purpose: To change contact information on file with CH2M for current employees and alumni (note, this will not update any records related to Computershare (stockholders), Fidelity (401(k)), or Newport (DCP/SERRP).

Hours of Operation: Monday-Friday, 7 am to 5 pm MDT

Phone: 720.286.4411 (Direct)

Phone: 877.586.4411 (Toll Free)

Section 7 - General

1.              Q: I submitted a specific question that has not been individually answered.  When will we have details to answer very specific questions that employees have about various compensation and benefit programs?  [Posted 9/12/2017]

A:                                   We are tracking all questions that come into OurFuture@CH2M.com and many questions are very specific to individual situations and/or are hypothetical scenarios. As you know from reading the various communications from the Integration Management Office (IMO), we are in the planning phase.  As part of planning, we will identify various work streams that are associated with many of the areas employees are asking questions about. For example, we expect there to be a work stream on benefits.  We do not expect to have answers to specific questions (e.g., will we keep our 401(k), will PTO accruals stay the same, will we retain transit vouchers, will our travel policy remain the same, etc.) immediately. Please keep in mind that we don’t expect this transaction to result in any changes to our employee’s compensation or benefit plans at this time, but Jacobs, with input from CH2M, will be evaluating our current compensation programs and benefits offerings, as well as benchmarking within the market, in connection with planning for integration post-closing. We expect to provide updates as information becomes available, but we also want to set expectations that recommendations and decisions may not, in many cases, be made until sometime in 2018.  If recommendations and decisions are made prior to that, we will communicate with any impacted employee populations.

See also “What will happen to my pay and benefits?” in the FAQs that were posted when the Merger Agreement was announced.

2.              Q:  When will employees know if they have a role with Jacobs and how will employees be selected? [Posted 9/12/2017]

A:                                   As you may have heard, Jacobs has organized an Integration Management Office (IMO) comprised of both Jacobs and CH2M personnel to plan for the integration of the two firms. During this planning stage, the IMO will work on future organizational design and structure, but Jacobs can’t implement anything until after the transaction closes.  If the agreement with Jacobs is approved by stockholders and regulatory agencies, the combined company will have many clients to serve after the transaction closes. Meanwhile, Jacobs and CH2M remain two separate, independent companies, competing in the marketplace business as usual, each of which continue to win and deliver great work. This means that for each company now, and following the close of the transaction if approved, retaining talent as a combined company is and will remain critical.  Indeed, between CH2M and Jacobs, there are roughly 4,000 open requisitions; both companies are in hiring mode!  Although there is never a guarantee that every role will continue, both CH2M and Jacobs leaders believe that this transaction presents excellent opportunities for employees to grow and develop their careers.  Jacobs places utmost priority on retaining CH2M’s very talented employees to build upon the best practices of both firms collectively. If approved, the value of the combined organization is expected to bring great opportunities for most CH2M employees.  As emphasized by Jacobs Chairman and CEO Steve Demetriou, the combination of CH2M with Jacobs is all about accelerating growth, leveraging our joint capabilities to outperform the competition, win business and work on the most exciting projects and programs around the world.

3.              Q:  Is CH2M continuing to hire? [Posted 9/12/2017]

A.                                    Yes, CH2M is absolutely continuing to hire.  CH2M is actively recruiting for client-facing roles. We have over 1,000 requisitions open and we need your help in continuing to hire great employees.

4.              Q:  Will we continue with our normal year-end processes such as MyJourney performance evaluations, merit increases through CWB, and awarding bonuses?  [Posted 9/12/2017]

A.                                    Yes, we will continue with most of our year-end processes, but they may look a little different. HR is working with the business to develop approaches that will be most beneficial to our employees. Bonuses under our incentive compensation plans — Long Term Incentive Plan, Annual Incentive Plan and Performance Bonus Program — will be paid in accordance with the terms of the Merger Agreement. Notably, the continued achievement of CH2M’s corporate performance metric targets for Free Cash Flow and New Gross Margin In remains critically important, and as such we will continue with our year-end performance reviews, though likely modified.  Because our merits increases are normally made during the April timeframe, and we expect the transaction to close before then if approved by stockholders and regulatory agencies, we will be working with Jacobs to coordinate a process to apply after closing that is best for the combined employee population.

5.              Q:  Will the Manager of Talent (MoT) and Manager of Projects (MoP) roles be maintained at Jacobs?  [Posted 9/12/2017]

A.                                    We don’t know the specifics of how the business will be structured at this time. This will be one of many topics that the Integration Management Office (IMO) will be responsible for evaluating during the pre-transaction close planning phase, but no decision, if any, can be implemented until after the transaction closes, if approved.  The IMO will continue to communicate with employees of both companies as the planning process moves forward.

6.              Q:  Employees have asked numerous questions about Jacobs such as:  What is their bonus structure? What are their employee network groups? Will we use our same vendors for contingent labor? Will we continue to use our own tools e.g., Pricer? Does Jacobs have tuition reimbursement? Will our job grades change? etc. [Posted 10/10/2017]

A.                                    Because we are in the integration planning stage, we are at the very beginning of exploring what is similar and what is different as it relates to employee programs. And, there are so many programs and processes, that it is going to take time to evaluate each program. It is important to remember that, if approved by CH2M stockholders and regulatory agencies and the transaction closes, the combined organization of Jacobs and CH2M will not automatically default to Jacobs’ programs (nor CH2M’s programs). The IMO is committed to reviewing the various programs during the planning stage and will make decisions for post transaction close implementation that are in the best interest of the combined firm and its employees.  Those decisions at times may be to assume a program or process that Jacobs uses. In other instances, the decision may be to take on a program or process that CH2M uses. And at other times, an entirely new program or process may be implemented.  When decisions are made and can be communicated, we plan to let employees know.

Additional Information and Where to Find It

In connection with the proposed acquisition of CH2M by Jacobs pursuant to the terms of an Agreement and Plan of Merger by and among CH2M, Jacobs and Merger Sub, Jacobs filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Form S-4”) on September 19, 2017 that contains a proxy statement of CH2M and a prospectus of Jacobs, which proxy statement/prospectus will be mailed or otherwise disseminated to CH2M’s stockholders when it becomes effective. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS) BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT JACOBS, CH2M AND THE MERGER. Investors may obtain free copies of the current proxy statement/prospectus, as well as other filings containing information about Jacobs and CH2M, without charge, at the SEC’s Internet website (http://www.sec.gov). Copies of these documents may also be obtained for free from the companies’ websites at www.jacobs.com or www.ch2m.com.

Participants in Solicitation

Jacobs, CH2M and their respective officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of CH2M in connection with the proposed transaction. Information about Jacobs’ executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on November 22, 2016 and its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on December 9, 2016. Information about CH2M’s executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on March 7, 2017, and the proxy statements for its 2017 annual meeting of stockholders, which was filed with the SEC on April 24, 2017. Investors may obtain more detailed information regarding the direct and indirect interests of Jacobs, CH2M and their respective executive officers and directors in the acquisition by reading the preliminary and definitive proxy statement/prospectus regarding the proposed transaction filed with the SEC.  You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This document relates to a proposed business combination between Jacobs and CH2M. This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This document is not a substitute for the proxy statement/prospectus or any other document that Jacobs may file with the SEC in connection with the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same.  Statements made in this document that are not based on historical fact are forward-looking statements, including statements regarding whether and when the proposed transaction between Jacobs and CH2M will be consummated and the anticipated benefits thereof. Although such statements are based on management’s current estimates and expectations, and currently available competitive, financial, and economic data, forward-looking statements are inherently uncertain, and you should not place undue reliance on such statements as actual results may differ materially. We caution the reader that there are a variety of risks, uncertainties and other factors that could cause actual results to differ materially from what is contained, projected or implied by our forward-looking statements. The potential risks and uncertainties include, among others, the possibility that CH2M may be unable to obtain required stockholder approval or that other conditions to closing the transaction may not be satisfied, such that the transaction will not close or that the closing may be delayed; general economic conditions; the possibility of unexpected costs, liabilities or delays in connection with the transaction; risks that the transaction disrupts current plans and operations of the parties to the transaction; the ability to recognize the benefits of the transaction; the amount of the costs, fees, expenses and charges related to the transaction and the actual terms of any financings that will be obtained for the transaction; the outcome of any legal proceedings related to the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement. For a description of some additional factors that may occur that could cause actual results to differ from forward-looking statements see the proxy statement/prospectus, Jacobs’ Annual Report on Form 10-K for the period ended September 30, 2016 and CH2M’s Annual Report on Form 10-K for the period ended December 30, 2016, and in particular the “Risk Factors” discussions thereunder as well as Jacobs’ and CH2M’s other filings with the Securities and Exchange Commission.  Neither Jacobs nor CH2M is under any duty to update any of the forward-looking statements after the date of this document to conform to actual results, except as required by applicable law.